Energy Exploration Technologies, Inc.



Annual Report
2021

Annual Report 2021

Throughout this document, mentions of EnergyX refer to Energy Exploration Technologies, Inc., a Corporation formed on 12/18/2018 in Puerto Rico (the "Company", "EnergyX" or "we"). The Company's headquarters is located in 65 Green Villa Dr, #21, Dorado, Puerto Rico, 00646 and its principal place of business is located in 1624 Headway Circle, Suite 100, Austin Texas, 78754.

You may generally contact the Company by emailing hello@energyx.com or investor relations at ir@energyx.com. This annual report is posted on the Company's website, www.energyx.com. The Company may provide additional, occasional updates to investors via Netcapital.com.

Each investor should consult his or her own financial adviser, counsel, and accountant as to legal, tax, and related matters concerning his or her investment. The information in this Form is not meant to constitute such advice.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the merits of the offering, nor does it pass upon the accuracy or completeness of any offering, document or literature.

These securities were offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The information contained herein may include forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))

EnergyX ("Energy Exploration Technologies, Inc." or "Company") is a corporation formed on December 18, 2018, in the Commonwealth of Puerto Rico. The Company's physical address is 65 Green Villa Dr. #21, Dorado Puerto Rico, 00646. The Company's web site may be accessed at www.energyx.com.

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2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

Teague Egan

Board positions with EnergyX

Dates	Position	Principal Occupation
2018 - Present	Board Director	Chief Executive Officer

Positions with EnergyX

Dates	Position	Responsibilities
2018 - Present	CEO	Egan is the full-time CEO of EnergyX since he founded the company in 2018.

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
2017 - 2018	Freelancer	

Amit Patwardhan

Board positions with EnergyX

Dates	Position	Principal Occupation
N/A	N/A	N/A

Positions with Energy X

Dates	Position	Responsibilities
2020 - Present	Executive VP of Technology	Executive Vice President Of Technology

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
2017 - 2019	Rio Tinto	Senior Principal Advisor
2016 - 2017	Rio Tinto	Director, Global Research and Innovation

Kang Wook (Kevin) Shin

Board positions with EnergyX

Dates	Position	Principal Occupation
N/A	N/A	N/A

Positions with Energy X

Dates	Position	Responsibilities
2020 - Present	General Counsel	Head of Legal

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
2017-2021	Debevoise & Plimpton	Associate
2013-2014	Brewer Attorneys & Counselors	Litigation Consultant
2009-2013	Bank of New York Mellon	Tax Manager

Michael Egan

Board positions with EnergyX

Dates	Position	Principal Occupation

2018 – Present	Board Director	Board Director

Positions with EnergyX

Dates	Position	Responsibilities
2018 - Present	Board Director	Board Director

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
2003-2018	Retired	Michael has spent over 35 years working in the travel industry. He started at Alamo Rent A Car, Inc. in 1973, became an owner in 1979, and became chairman and majority owner from 1986 to 1996 when he sold the company to AutoNation. In 2000, AutoNation spun off the car rental division and he was named chairman and served in that position until 2003.

Geraldine Berkowitz

Board positions with EnergyX

Dates	Position	Principal Occupation
N/A	N/A	N/A

Positions with EnergyX

Dates	Position	Responsibilities
2018 – Present	Treasurer and Controller	Geraldine "Geri" Berkowitz has been the Treasurer and controller at EnergyX since the company's inception, and handles the accounting and administrative functions for the company.

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
2008 - Present	Treasurer	The Travel Partnership Corporation
2003 - Present	Controller	Dancing Bear Investments Inc

Kris Haber

Board positions with EnergyX

Dates	Position	Principal Occupation
April 2021 - Present	Board Director	Independent Director

Positions with EnergyX

Dates	Position	Responsibilities
April 2021 – Present	Vice Chairman	Advisor the Board of Directors

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
2021-Present	Partner & Chief Operating Officer	Investcorp Strategic Capital Group
2018 - 2020	Safanad	Chief Operating Officer & Senior Partner
2013 - 2018	Advent Capital Managment, LLC	Chief Operating Officer & Partner

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

Egan Global Management, LLC owns 39,000,000 shares of Common Stock, and 21,000,000 of Founders Preferred Stock and 1,043,046 shares of Series A Preferred Stock, representing approximately 63% of the company on a fully diluted basis. In addition, under the Company's Third Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and Bylaws of the Company, the Founder's Preferred Stock held by Teague Egan carries a voting rights agreement granting those shares fifty (50) votes for each share held in all stockholder actions. As a result, as of the date of this report, Teague Egan, holds over 90% of all voting rights of stockholders outstanding.

4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))

The Company is a renewable energy technology company focused on developing technologies in the lithium extraction, processing & production industry and the battery industry. We have a mission to become a worldwide leader in the global transition to sustainable energy. Founded in 2018, the Company is fundamentally changing the way humanity is powering our world and storing clean energy with breakthrough direct lithium extraction technologies and more effective energy storage solutions. The Company is developing technologies that allow for more efficient production of lithium, which is one of the main materials in rechargeable batteries used in electric vehicles, as well as the creation of next-generation lithium-based batteries that are cheaper, longer-lasting, and more energy-efficient than current formulations.

Our objectives are to make base lithium production more efficient, cost-effective, and environmentally friendlier than existing conventional methods of production. Additional scope of research and development focuses specifically on battery architectures with a variety of electrolytes as well as pure metallic lithium electrodes. The Company's goal is to develop technology and assets in order to become the premier, low-cost lithium technology provider for the growing lithium battery and electric vehicle industries.

Thus far, the Company has developed a highly scalable Direct Lithium Extraction (DLE) technology called LiTAS™ (Lithium-Ion Transport and Separation) to process lithium enriched brine. A majority of the world's lithium is found in brine. Using LiTAS™, which is a mechanical separation process, we are able to achieve significantly lower cost for the advancement of high purity, battery grade, lithium materials.

The core technology is based on a patented separation process involving the Company's proprietary technology, which drastically reduces the operating expense and capital expenditure when compared to the currently existing method and increases the rate and speed of extraction, making lithium more accessible to the exponentially growing battery and electric vehicle markets. The core technology is protected in key worldwide jurisdictions through patent filings and long-term licensing agreements in perpetuity of the IP. The Company exclusively licenses a robust portfolio of patents from a number of universities and companies, on a worldwide basis, surrounding LiTAS™ technology and battery technology.

Currently, the Company controls nearly 50 patents and patent applications and is in the process of filing more. We expect to increase the patent portfolio over the next 3 years. The Company has built a strong core team of 30 dedicated full-time employees and 7 Consultants, 35 of whom are based at our Science and Engineering Headquarters in Austin, TX. The core science and engineering team consists of 28 full-time contributors with discipline leaders who are industry veterans from multinational companies like Rio Tinto, BASF, Suez, Tesla, Albemarle, Evoqua as well as National Laboratories such as ORNL.

The Company has partnerships with the University of Texas, Monash University out of Australia and CSIRO, the Australian National Laboratory System, as well as several others. The Company has closest partnerships with the University of Texas through a Sponsored Research Agreement funding Dr. John Goodenough Laboratories and The Center for Materials for Water and Energy Technology (M-WET) at UT-Austin run by Dr. Benny Freeman, as well as joint US Department of Energy Grants for lithium extraction from domestic geothermal brines.

In addition, The Company has relations ranging from Brine Testing Agreements to LOIs and Pilot Plants in the Field with some of the largest lithium producing companies in the world including Yacimientos Litio Bolivianos (YLB) and Allkem (previously Orocobre), as well as resource developers in the US and South America. The Company has possible the first and pilot plant operating in the South American Lithium Triangle, operating in the field in Bolivia for the past months producing satisfactory results and generating information for scale-up. Using this information, The Company has initiated the design, engineering and procurement for a demonstration plant incorporating full scale separation units.

5. How many employees does the Company currently have? (§ 227.201(e))

EnergyX currently has 35 full-time employees and 3 part-time employees.

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6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))

Risks Related to Our Company

We have little operating history on which to judge our business prospects and management.

The Company was incorporated on December 18, 2018 and has no history of revenues, technology development or commercial operations related to battery materials or lithium and mineral extraction operations. Operating results for future periods are subject to numerous uncertainties and we cannot assure that the Company will achieve or sustain profitability. The Company's prospects must be considered in light of the risks encountered by companies in the early stage of project development. Future operating results will depend upon many factors, including our success in attracting and retaining motivated and qualified personnel, our ability to establish short term credit lines or obtain financing from other sources, our ability to develop and market new products, acquire customers, develop extractive technologies, control costs, and other general economic conditions. We cannot assure that the Company will successfully address any of these risks.

Our financial situation creates substantial doubt whether we will continue as a going concern.

Since inception, the Company has not generated revenues, has incurred losses and had an accumulated deficit as further detailed in the Company's financial statements. Further, we expect to incur a net loss in the foreseeable future, primarily as a result of increased operating expenses related to the deployment of pilot plants, manufacturing and scaling equipment, and the operations necessary to reach commercial contracts. There can be no assurances that we will be able to achieve a level of revenues adequate to generate sufficient cash flow from operations or obtain funding or additional financing through private placements, public offerings, and/or bank financing necessary to support our working capital requirements. To the extent that funds generated from any private placements, public offerings, and/or bank financing are insufficient, we will have to raise additional working capital. No assurance can be given that additional financing will be available, or if available, will be on acceptable terms. These conditions represent material uncertainties that may cast substantial doubt about our ability to continue as a going concern. If adequate working capital is not available, we may be forced to discontinue operations, which would cause investors to lose their entire investment.

We will need, but may be unable to obtain, additional funding on satisfactory terms, which could dilute our stockholders or impose burdensome financial restrictions on our business.

We have relied upon a limited number of stockholders to finance our operations to date, and in the future, we hope to rely on revenues generated from operations to fund all of the cash requirements of our activities. However, there can be no assurance that our stockholder's will continue to finance our operations or that we will be able to generate any significant cash from our operating activities in the future. Future financings may not be available on a timely basis, in sufficient amounts or on terms acceptable to us, if at all. Any debt financing or other financing of securities senior to the Common Stock will likely include financial and other covenants that will restrict our flexibility. Any failure to comply with such covenants would have a material adverse effect on our business, prospects, financial condition and results of operations because we could lose such existing sources of funding and impair our ability to secure new sources of funding. However, there can be no assurance that the Company will be able to generate any investor interest in its securities. In such case, if we do not obtain additional financing, our business will never commence, in which case you would likely lose the entirety of your investment in us.

Failure to properly manage costs may have an adverse impact on us.

Managing costs is a complex undertaking. Even if the Company carries out well-considered, planned, and executed strategies, the Company may not be able to achieve the efficiencies, savings, or timetable, anticipated. Expected efficiencies, saving, and benefits may be delayed or not realized at all, and Company operations and business could be disrupted. We may experience unanticipated negative net operating cash flows. Excessive use of cash to fund operations may necessitate significant changes to cost structures if we are unable to grow the Company revenue base to the necessary levels for funding ongoing operations. If it were to become necessary to undertake cost reduction initiatives, such initiatives could place a burden on Company management, systems, and resources. Generally, increasing dependence on key persons and reducing functional back-ups, will lessen Company's ability to retain, train, supervise and manage employees effectively, and to respond timely and effectively to unanticipated issues. Insufficient funds could require the Company to, among other things, terminate key employees, which could in turn, place additional strain on any remaining employees, and could severely disrupt the Company business, including the ability to grow and expand. If we are unable to manage costs, lose key employees, or are unable to attract and properly train new employees, Company operations and financial results could be adversely affected. The Company could fail in the event our access to capital is limited because of substandard performance.

Failure to develop our internal controls over financial reporting as we grow could have an adverse impact on us.

As our Company matures, we will need to continue to develop and improve our current internal control systems and procedures to manage our growth. We are required to establish and maintain appropriate internal controls over financial reporting. Failure to establish appropriate controls, or any failure of those controls once established, could adversely impact our public disclosures regarding our business, financial condition, or results of operations. In addition, management's assessment of internal controls over financial reporting may identify weaknesses and conditions that need to be addressed in our internal controls over financial reporting or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting, disclosure of management's assessment of our internal controls over financial reporting or disclosure of our public accounting firm's attestation to, or report on management's assessment of our internal controls over financial reporting, may have an adverse impact on the price of our Common Stock.

We may be affected by regulation of our Customers Mining Operations in South American Salars.

EnergyX's separation technology equipment will be located at our customers operational sites. Our customers operational sites may be located in lithium brine salars near indigenous land with such indigenous people located within a specified distance from our separation technology equipment and our customers operations.

Opposition by any indigenous people or governmental or non-governmental organization that support indigenous people to our customers processing operations may, under certain circumstances, require modification of the development or commercial operation of our separation technology equipment and related processing projects. Opposition from such entities to future customer operations may require our customers to spend significant amounts of time and resources to enter into agreements with such indigenous groups or local governments with respect to their projects and mineral extraction operations, and securing necessary agreements or licenses and permits, in some cases, may cause increased cost and delays to the advancement of our installed separation technology.

We may face difficulty in scaling up our product to a commercial scale.

While the Company's core technology has shown significant promise at the laboratory scale in a controlled environment, a number of scaling steps including further real-world testing and pilot plant testing are necessary before the technology will be available for commercialization. Critical scaling steps include confirming the stability of key chemical components and the expected useful life of the membrane. There is no guarantee the core mixed matrix membrane technology will maintain certain properties, including but not limited to, mechanical or thermal stability during the scaling process, or perform at scale with similar results to laboratory testing thus far. Any delay in achieving key scaling milestones consistent with anticipated technology economic and environmental benefits could have a material adverse effect on the Company's business and financial condition. There is no guarantee that the Company's core technology will be available for commercialization in the near future, or at all.

Rapid business expansion may place strains on the company.

We anticipate growing the business rapidly in the next several years. Rapid growth will place strains upon management, administrative, operational and financial infrastructure. The Company's success will be dependent upon efforts to attract, retain, train, and develop qualified salespeople, managers, engineers, and other staff. If we are not able to manage growth and expansion while maintaining the quality of service, the Company's business will suffer. There is no guarantee that we will be able to grow the business in the anticipated time frame or at all.

We are heavily reliant on key personnel.

The Company's technology development, customer acquisition, and commercial implementation will depend on the efforts of key management including our founder and CEO Teague Egan and other key personnel. Loss of any of these people, particularly to competitors, could have a material adverse effect on the Company's business. Further, with respect to the future development of the Company's technology and products, it may become necessary to attract both international and local personnel for such development. The marketplace for key skilled personnel is becoming more competitive, which means the cost of hiring, training and retaining such personnel may increase. Factors outside the Company's control, including competition for human capital and the high level of technical expertise and experience required to execute this development, will affect EnergyX's ability to employ the specific personnel required. Due to the relatively small size of EnergyX, the failure to retain or attract a sufficient number of key skilled personnel could have a material adverse effect on the Company's business, results of future operations and financial condition. Moreover, EnergyX does not currently intend to take out 'key person' insurance in respect of any directors, officers or other employees.

If we become involved in litigation, our operations and prospects may be adversely affected.

We may become involved in disputes with other parties in the future which may result in litigation. The results of litigation cannot be predicted with certainty. If EnergyX is unable to resolve potential disputes favorably, it may have a material adverse impact the ability of EnergyX to carry out its business plan.

Risks Related to our Business

General market uncertainty could adversely impact our business.

Market opportunity estimates are subject to significant uncertainty and are based on assumptions and estimates, including our internal analysis and industry experience. Assessing the market for alternative lithium production and refinery technology is particularly difficult due to a number of factors, including limited available information and the rapid evolution of the market. In addition, even if the markets in which we compete meet or exceed size estimates, the Company could fail to grow in line with forecasts, or at all, and we could fail to increase revenue or market share. Company growth and ability to serve a significant portion of our target markets will depend on many factors, including success in executing business strategy, which is subject to many risks and uncertainties, including the other risks and uncertainties described elsewhere in this disclosure.

Significant long-term changes in the battery storage and electric vehicle space could adversely impact our business.

The battery storage and electric vehicle landscape is evolving at an increasingly fast pace as a result of factors including new dynamic start-up entrants, significant research and development, technology advancements, industry consolidation, climate change awareness and climate change activism. The battery storage and electric vehicle landscape is changing rapidly with new start-up entities working in the industry. These start-up operations, as well as long time industry incumbent operations, will impact the pace of change and direction of the industry to meet customer demand. These start-ups have been able to attract significant capital in the United States and foreign markets to expand the time and resources spent on research and development in this industry. The capital resources are being supplied from venture capital markets as well as from long time industry players that are investing in new technology to gain a competitive advantage. The change from the internal combustion engine ("ICE") to electric vehicles ("EV") has placed market and competitive pressure on the major automotive industry players. This ` pressure has resulted in mergers and acquisition for new technology and innovation. It is expected that the industry will continue to see consolidation of these smaller start-up players as the market recognizes the technology shift and acceptance of the transition away from ICE to EV. Some of these major industry players and competitors have greater total resources or are state-supported, which make them less vulnerable to industry downturns and better positioned to pursue new expansion and development opportunities. The advancement and adoption of technology and innovations in battery storage and EV markets, and across the value chain, has increased and is expected to further accelerate as pressures from consumer preference and governments evolve. While the battery storage and electric vehicle space seemingly has exponential demand for the coming decades, that demand wane and those projections may shift. Long term projections rarely prove correct, and a variety of factors including but not limited to less battery demand than projected could adversely impact the demand for lithium, and thus the demand for EnergyX products, services, and technology.

The prospective impact of potential climate change on our operations and those of our customers remains uncertain. Some scientists have suggested that the impacts of climate change could include changing rainfall patterns, water shortages, changing sea levels, changing storm patterns and intensities, and changing temperature levels, and that these changes could be severe. These impacts could vary by geographic location. These factors as well as other factors affecting long-term demand for battery storage and EV could adversely impact our strategy, demand for critical battery materials including lithium and financial performance.

Shifting global dynamics may result in a prolonged delay in the transition to battery storage and electric vehicle adoption.

Global macro-economic conditions and shifting dynamics, including trade tariffs and restrictions, increased price competition, or a significant change in production or consumption trends, could lead to a sustained environment of reduced demand for critical material related to battery storage and electric vehicles. The battery storage and electric vehicle market is subject to intense price competition from both domestic and foreign sources, including state-owned and government-subsidized entities. Critical minerals including lithium carbonate and lithium hydroxide used to produce batteries for energy storage and for EV's are a global commodity with little or no product differentiation, and customers make their purchasing decisions principally on the basis of delivered price and, to a lesser extent, on customer service and product quality. Supply is affected by available capacity and operating rates, raw material costs and availability, government policies and global trade. Periods of high demand, high capacity utilization, and increasing operating margins tend to result in investment in production capacity, which may cause supply to exceed demand and capacity utilization and realized selling prices for these critical materials to decline, resulting in possible reduced profit margins. Competitors and potential new entrants in the markets for the critical minerals have in recent years expanded capacity, begun construction of new capacity, or announced plans to expand capacity or build new facilities. The extent to which current global or local economic and financial conditions changes in such conditions or other factors may cause delays or cancellation of some of these ongoing or planned projects, or result in the acceleration of existing or new projects, is uncertain. Future growth in demand for our products may not be sufficient to absorb excess industry capacity. We are impacted by global market and economic conditions that could adversely affect demand for critical battery related minerals or increase prices for, or decrease availability of, energy and other resources necessary to produce these minerals.

Additional shifting global dynamics may include rising incomes in developing countries, the relative value of the US dollar and its impact on the importation of critical minerals and battery related material, foreign mining policies, the existence of, or changes in, import or foreign currency exchange barriers in certain foreign markets and other regulatory policies of foreign governments, trade wars and measures taken by governments which may be deemed protectionist, as well as the laws and policies affecting foreign trade and investment. Furthermore, some customers require access to credit to purchase mining and processing equipment and a lack of available credit to customers in one or more countries, due to this deterioration, could adversely affect the demand and supply markets across the world.

We will face risks associated with conducting business with counterparties in South America.

The salt flats containing brine with significant concentration of lithium are located in South America primarily in Chile, Argentina and Bolivia. As a result, our operations are exposed to various levels of geopolitical, economic and other risks and uncertainties associated with operating in a foreign jurisdiction. These risks and uncertainties include, but are not limited to, currency exchange rates; corruption; price controls; import or export controls; currency remittance; high rates of inflation; labor unrest; renegotiation or nullification of existing permits, applications and contracts; tax disputes; changes in tax policies; restrictions on foreign exchange; changing political conditions; community relations; currency controls; and governmental regulations that may require the awarding of contracts of local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Changes, if any, in mining or investment policies or shifts in political attitudes in these South American countries or other countries in which the Company may conduct business, may adversely affect the operations of the company. The Company may become subject to local political unrest or poor community relations that could have a debilitating impact on operations and, at its extreme, could result in damage and injury to personnel and site infrastructure.

Failure to comply with applicable laws and regulations may result in enforcement actions and include corrective measures requiring capital expenditures, installing of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

The Company is largely dependent on limited customers and key suppliers.

The Company's success in large part is dependent on securing relationships and associated contracts with a limited number of key customers that currently hold a majority of the market share in the lithium extraction market. Failure to reach agreements with a portion of those customers could limit the Company's ability to grow its business. Further development of technology and product offerings will depend on a select number of partners and suppliers that may not easily be substituted with the necessary capabilities. The inability to maintain or establish new partners or supplier relationships could have a material impact on achieving business goals.

We may be subject to risks related to our acquisition and integration of those acquisitions which may not be successful.

From time to time, it can be expected that EnergyX will examine opportunities to acquire additional technology, processing capabilities, and/or assets and businesses. Any acquisition that EnergyX may choose to complete may be of a significant size, could require significant attention by the Company's management, may change the scale of the Company's business and operations, and may expose EnergyX to new geographic, political, operating, financial, and country risks. The Company's success in its acquisition activities depends upon its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of EnergyX. Any acquisitions would be accompanied by risks. There can be no assurance that EnergyX would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions, that EnergyX would be able to successfully integrate the acquired business into the Company's pre-existing business, or that any such acquisition would not have a material and adverse effect on EnergyX.

The lithium and battery industry may not welcome innovative technology.

We will be introducing a substantiality new technology to an industry for use in large scale projects that has been primarily reliant on well-established technologies, albeit inefficient, to date. The timing on acceptance, including any delays in negotiating pricing mechanisms with customers and users of the technology and associated production and costs benefits, is uncertain. Slower than anticipated acceptance could have impact on Company's projections, cash flow, cash reserves, and all forward looking statements.

The Company, in addition to revenues from the sale of plant and equipment, anticipates generating a significant amount of its revenues from a technology or production type fee based on the amount of lithium carbonate produced by the end-user over a number of years. There is no assurance that customers will accept a recurring production-based form of compensation nor its duration.

Risks Related to Brine Processing and Mining Operations

We are subject to political risk in non-US jurisdictions.

We may be subject to political and geopolitical risks. The stability of the foreign governments that EnergyX will conduct its primary operations are uncertain due to ongoing elections, political unrest, corruption, outside foreign influence, changing geo-political action, and the need and priorities of its citizens. Changes in the political environment and stability of the government officials may adversely impact our ability to continue operations, the pricing and margins achieved from those operations, and our ability to continue operations on an ongoing basis. EnergyX's operations may be based on contracts or agreements signed with the foreign governments or its state-owned operators that could be renegotiated or terminated with a change in the controlling political party that would adversely affect our operations, revenue, and profit margins to be achieved in the future.

We may be subject to Currency Rate Risk.

We may be subject to currency risks. EnergyX's reporting currency is the dollar of the United States of America, which is exposed to fluctuations against other currencies. EnergyX's primary operations are located in three South American countries being Chile, Argentina, and Bolivia where expenditures and obligations are incurred in the country's local currency. As such, EnergyX results of operations are subject to foreign currency fluctuation risks, and such fluctuations may adversely affect the financial position and operating results of EnergyX.

EnergyX has not undertaken to mitigate transactional volatility in the United States dollar to these foreign currencies at this time. EnergyX may, however, enter into foreign currency forward contracts in order to match or partially offset existing currency exposures and contract for payment is US currency to limit its ongoing exposure to foreign currency fluctuations.

Our business is subject to government regulation and policy over which we have no control.

Our operations and our lithium production customers are subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, including plant and animal species, and more specifically including mining taxes and labor standards. In order for the Company to carry out its activities, its and its customers' various licenses and permits must be obtained and kept current. There is no guarantee that these licenses and permits will be granted, or that once granted will be maintained and extended.

In addition, the terms and conditions of such licenses or permits could be changed and there can be no assurances that any application to renew any existing licenses will be approved. There can be no assurance that all permits that EnergyX requires will be obtainable on reasonable terms, or at all. Delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that EnergyX has obtained, could have a material adverse impact on the Company. EnergyX may be required to contribute to the cost of providing the required infrastructure to facilitate the development of lithium resources and will also have to obtain and comply with permits and licenses that may contain specific conditions concerning operating procedures, water use, waste disposal, spills, environmental studies, abandonment and restoration plans and financial assurances. There can be no assurance that EnergyX or its customers will be able to comply with any such conditions and non-compliance with such conditions may result in the loss of certain permits and licenses on properties, which may have a material adverse effect on EnergyX. Future taxation of lithium producers and mining operators cannot be predicted with certainty so planning must be undertaken using present conditions and best estimates of any potential future changes. There is no certainty that such planning will be effective to mitigate adverse consequences of future taxation on the Company.

Unpredictable events, such as the COVID-19 outbreak, could seriously harm our future revenues and financial condition, delay our operations, disrupt supply chains, increase our costs and expenses, and affect our ability to raise capital.

Our operations could be subject to unpredictable events, such as extreme weather conditions, acts of God and medical epidemics or pandemics such as the COVID-19 outbreak, and other natural or manmade disasters or business interruptions, for which we may not be adequately self-insured. We do not carry insurance for all categories of risk that our business may encounter. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses. Additionally, COVID-19 has caused significant disruptions to the global financial markets, which could impact our ability to raise additional capital. The ultimate impact on us and the battery minerals mining industry and electric vehicle sector is unknown, but our operations and financial condition could suffer in the event of any of these types of unpredictable events. Further, any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our business, results of operations, financial condition and cash flows.

Our business and operations are affected by global financial conditions.

Recent global financial conditions have been characterized by increased volatility and limited access to public financing, particularly for junior mineral exploration companies. The matters could negatively impact our ability to obtain equity or debt financing in the future on terms favorable to the Company or at all. If such conditions continue, our operations could be negatively impacted.

Our business and operations are affected by the commodities markets.

The future revenue generated from EnergyX's technology, its financial results, and its access to the capital required to finance its research and development and operating activities may in the future be adversely affected by declines in the price of lithium carbonate and lithium hydroxide and other lithium materials in the world market. Mineral prices fluctuate widely and are affected by numerous factors beyond the Company's control such as the sale or purchase of minerals by various dealers, central banks and financial institutions, interest rates, exchange rates, inflation or deflation, currency exchange fluctuation of global and regional supply and demand, production and consumption patterns, speculative activities, increased production due to improved mining and production methods, government regulations relating to prices, taxes, royalties, land tenure, land use and importing and exporting of minerals, environmental protection, and international political and economic trends, conditions and events. If these or other factors continue to adversely affect the price of lithium carbonate, lithium hydroxide and other battery grade lithium materials, the market price of EnergyX securities may decline and the Company's operations may be materially and adversely affected.

The battery mineral market is subject to fluctuation and availability of commercial quantities.

The market for battery minerals is influenced by many factors beyond the Company's control, including without limitation the supply and demand for minerals, the sale or purchase of battery grade materials by various dealers, central banks and financial institutions, interest rates, exchange rates, inflation or deflation, currency exchange fluctuation, global and regional supply and demand, production and consumption patterns, speculative activities, increased production due to improved mining and production methods, government regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, environmental protection, and international political and economic trends, conditions and events. In addition, the battery grade materials and lithium minerals industry in general is intensely competitive and there is no assurance that, even if apparently commercial quantities and qualities of minerals (such as lithium) are discovered, a market will exist for their profitable sale. Commercial viability of mineral deposits may be affected by other factors that are beyond the control of EnergyX, including the particular attributes of the deposit such as its size, quantity and quality, the cost of mining and processing, proximity to infrastructure, the availability of transportation and sources of energy, financing, government legislation and regulations including those relating to prices, taxes, royalties, land tenure, land use, import and export restrictions, exchange controls, restrictions on production, and environmental protection. It is impossible to assess with certainty the impact of various factors that may affect commercial viability such that any adverse combination of such factors may result in EnergyX not receiving an adequate return on invested capital or having its mineral technology projects be rendered uneconomic.

Estimates of Mineral Resources are Uncertain.

Lithium and mineral resource estimates completed by our customers at the various mining location are largely based upon estimates made by customer personnel and independent geologists and qualified persons. These estimates are inherently subject to uncertainty and are based on geological interpretations and inferences drawn from drilling results and sampling analyses, and may require revision based on further exploration or development work. The estimation of lithium and mineral resources may be materially affected by unforeseen geological circumstances including but not limited to environmental, permitting, legal, title, taxation, socio- political, marketing, or other relevant issues. As a result of the foregoing, there may be material differences between actual and estimated mineral reserves, which may impact the viability of the Company's revenue estimates and have a material impact on EnergyX.

Production processing can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, and unusual or unexpected work interruptions. Any material change in quantity of mineral resources, mineral reserves, and grade, may also affect the economic viability of any project undertaken by EnergyX. In addition, there can be no assurance that mineral recoveries in small scale, and/or pilot laboratory tests will be duplicated in a larger scale test under on-site conditions or during full production. To the extent that EnergyX is unable to process brine resources as expected and estimated, the Company's business may be materially and adversely affected.

We may not maintain adequate insurance for our needs.

The Company's business is generally subject to a number of risks and hazards including but not limited to adverse environmental conditions, industrial accidents, labor disputes, unusual or unexpected work conditions, changes in the regulatory environment, natural phenomena such as inclement weather conditions, and floods and earthquakes. Such occurrences could result in damage to mineral processing equipment, technology, and/or production facilities, personal injury or death, environmental damage to the Company's properties or the properties of others, monetary losses and possible legal liability.

Although EnergyX may maintain insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with its operations. EnergyX may also be unable to maintain insurance in certain territories to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of processing and production is not generally available to EnergyX or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which it may not be insured against or which EnergyX may elect not to insure against because of premium costs or other reasons. Losses from these events may cause EnergyX to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

We will be required to make significant expenditures related to health, safety and community relations.

The Company's operations are subject to various health and safety laws and regulations that impose various duties on the Company in respect of its operations, relating to, among other things, worker safety and the surrounding communities. These laws and regulations also grant the relevant authorities broad powers to, among other things, close unsafe operations and order corrective action relating to health and safety matters. The costs associated with the compliance with such health and safety laws and regulations may be substantial and any amendments to such laws and regulations, or more stringent implementation thereof, could cause additional expenditure or impose restrictions on, or suspensions of, EnergyX's operations. The Company expects to make significant expenditures to comply with the extensive laws and regulations governing the protection of the environment, waste disposal, worker safety, site development and protection of endangered and other special status species, and, to the extent reasonably practicable, to create social and economic benefit in the surrounding communities near the Company's operational locations, but there can be no guarantee that these expenditures will ensure EnergyX's compliance with applicable laws and regulations and any non-compliance may have a material and adverse effect on EnergyX.

We are subject to Environmental Regulations and Risks.

Our activities are subject to extensive federal, state, and local laws and regulations governing environmental protection and employee health and safety. Environmental legislation is evolving in a manner that is creating stricter standards, while enforcement, fines and penalties for non-compliance are more stringent. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations. Furthermore, any failure to comply fully with all applicable laws and regulations could have significant adverse effects on the Company, including the suspension or cessation of operations.

The current and future operations of the Company, including development and processing activities, are subject to extensive federal, state and local laws and regulations governing environmental protection, including regarding protection and remediation of processing sites and other matters. Activities at the site locations where the Company operates may give rise to environmental damage and create liability for the Company for any such damage or any violation of applicable environmental laws. To the extent the Company is subject to environmental liabilities, the payment of such liabilities or the costs that the Company may incur to remedy environmental pollution would reduce otherwise available funds and could have a material adverse effect on the Company. If EnergyX is unable to fully remedy an environmental problem, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The potential exposure may be significant and could have a material adverse effect on the Company's operations. EnergyX intends to minimize risks by taking steps to ensure compliance with environmental, health and safety laws and regulations and operating to applicable environmental standards.

Many of the local, state, and federal environmental laws and regulations may require the Company to obtain licenses for its activities. The Company may need to update and review its licenses from time to time and could be subject to environmental impact analyses and public review processes prior to approval of new activities. EnergyX can make no assurance that it will be able to maintain or obtain such required environmental and social licenses on a timely basis, if at all.

In addition, it is possible that future changes in applicable laws, regulations and authorizations or changes in enforcement or regulatory interpretation could have a significant impact on the Company's activities. Those risks include, but are not limited to, the risk that regulatory authorities may increase bonding requirements beyond the Company's or its subsidiaries' financial capabilities.

We are engaged in a competitive industry environment.

The battery material development and electric vehicle industry is highly competitive in all of its phases, both domestically and internationally. Our ability to acquire customers and develop and implement its technology at lithium and mineral resource processing sites in the future will depend not only on its ability to develop its present technology, but also on its ability to scale its pilot facilities to commercial operations and continue to supply its separation technology that enhances selective mineral extraction. The Company may be at a competitive disadvantage in acquiring its customers because it must compete with other entities and companies, many of which have greater financial resources, operational experience and technical capabilities than EnergyX. Some competitors have longer operating histories and significantly greater financial, marketing, technical, or other competitive resources including funding capacity. As a result, competitors may be better able to overcome capital markets dislocations, adapt more quickly to new or emerging technologies and changes in customer preferences, or compete for skilled professionals. Competitors may also be able to devote greater resources to the promotion and sale of their products and services. In particular, competitors with larger customer bases, greater name or brand recognition, or more established customer relationships than us have an advantage in keeping existing clients and attracting new ones. We may face competition from new market entrants, including the Company's customers or former customers if they choose to develop an internal capability to provide any of the services that we currently offer. We cannot assure you that we will be able to compete successfully with new or existing competitors. If we are not able to compete effectively, our results of operations may be adversely affected. The Company may also encounter competition from other mining and extractive mineral companies in its efforts to hire experienced operating and technical professionals. Competition could adversely affect the Company's ability to attract necessary funding or acquire suitable customers for future profitable operations. Competition for services and equipment could result in delays if such services, contracts, or equipment cannot be obtained in a timely manner due to inadequate availability and could also cause scheduling difficulties and cost increases due to the need to coordinate the availability of services or equipment. Any of the foregoing effects of competition could materially increase project development costs and/or construction costs, result in project and technology deployment delays, and generally and adversely affect EnergyX and its business and prospects.

Our Stockholders are subject to dilution.

We believe that, taking into account currently contemplated financing rounds and other capital raises, we are adequately financed to carry out our technology and development plans in the near term and to reach a commercial construction decision. However, financing the development of processing operations through to commercial production will be expensive and we may require additional capital to fund large commercial construction and development, technology programs, and potential acquisitions. We cannot predict the size of future issuances of Company shares, the issuance of debt instruments or other securities convertible into Company shares in connection with any such financing, or the issuance of options to Company employees to add key members to the team. Likewise, EnergyX cannot predict the effect, if any, that future issuances and sales of EnergyX securities will have on the market price of such shares. If EnergyX raises additional funds by issuing additional equity securities, such financing may substantially dilute the interests of existing stockholders. Sales of substantial numbers of Company shares, or the availability of such Company shares for sale, could adversely affect prevailing market prices for EnergyX securities and a securityholder's interest in EnergyX.

Our business may be adversely affected by climate change and climate change regulations.

Climate change could have an adverse impact on the Company's operations. The potential physical impacts of climate change on the operations of EnergyX are highly uncertain, and would be particular to the geographic circumstances in areas in which it operates. These may include changes in rainfall and storm patterns and intensities, water shortages, changing sea levels and changing temperatures. These changes in climate could have an impact on the cost of development or processing production on the Company's projects and customer contracts and adversely affect the financial performance of its operations.

Regulations and pending legislation governing issues involving climate change could result in increased operating costs, which could have a material adverse effect on the business of EnergyX. A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to climate change and its potential impacts. Legislation and increased regulation regarding climate change could impose significant costs on EnergyX, its customers and its suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting, and other costs to comply with such regulations. Any adopted climate change regulations could also negatively impact the Company's ability to compete with companies situated in areas not subject to such regulations. Given the emotion, political significance and uncertainty around the impact of climate change and how it should be dealt with, EnergyX cannot predict how legislation and regulation will affect its financial condition, operating performance and ability to compete. Furthermore, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by EnergyX or other companies in the natural resources industry could harm the reputation of EnergyX.

Risks Related to Our Financial Position and Need for Capital

Value of the securities and enterprise value of the Company are not verified through competitive market trading.

The offering price for the Common Stock and the enterprise value of the Company has been established by the Company and may not reflect the actual value of the Common Stock or the value of the Company. In addition, the value of our Common Stock and therefore the Company will fluctuate depending upon numerous factors, including without limitation, the success of the business, competitive developments, the ability of the Company to adapt to changing conditions and technology, inflation, recession, labor matters, acts of God and other factors. Unlike publicly traded securities, the value of the Common Stock has not been verified through competitive trading in a stock exchange and thus, the enterprise value of the Company is comparatively less certain.

There can be no guarantee that an investment in the Company will be successful.

An investment in the Company is highly speculative and subject to risks. No assurance can be given that the Company will be profitable, that an Investor will realize a return on his or her investment or that he or she will not lose the entire investment.

The Company may not be able to find a buyer

While the Company intends to develop and hold the business for a significant period of time, the Company's eventual success may depend on the profitable sale of the business or company to a buyer or a strategic investor. While the Company believes there will be companies interested in purchasing the business there is no guarantee that the Company will be able to find a buyer or strategic investor or be able to sell the business on favorable terms.

Risks Related to Our Common Stock

Our executive officers, directors, major stockholder and their respective affiliates will continue to exercise significant control over our Company, which will limit your ability to influence corporate matters and could delay or prevent a change in corporate control.

The existing holdings of our Founder and CEO will represent beneficial ownership, in the aggregate, more than 90% of our outstanding Common Stock on a fully diluted basis. As a result, the Founder and CEO will be able to influence our management and affairs, and control the outcome of matters submitted to our stockholders for approval, including the election of directors and any sale, merger, consolidation, or sale of all or substantially all of our assets. In addition, this concentration of ownership might affect the market price of our Common Stock by:

- Delaying, deferring or preventing a change of control of the Company;
- Impending a merger, consolidation, takeover or other business combination involving the Company; or
- Discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company.

We have broad discretion in how we use the proceeds of any offering and may not use such proceeds effectively, which could affect our results of operations and cause our Common Stock price to decline.

We will have considerable discretion in the application of the net proceeds of any offering. We intend to use the net proceeds from offerings to fund our business strategy, including without limitation, new and ongoing research and development expenses, offering expenses, working capital, and other general corporate purposes, which may include funding for the hiring of additional personnel. As a result, investors will be relying upon management's judgment with only limited information about our specific intentions for the use of the balance of the net proceeds of any offering. We may use the net proceeds for purposes that do not yield a significant return or any return at all for our stockholders. In addition, pending their use, we may invest the net proceeds from any offering in a manner that does not produce income or that loses value.

There is no existing market for our Common Stock, and investors cannot be certain that an active trading market will ever exist or a specific share price will be established.

There has been no public market for shares of our Common Stock. We cannot predict the extent to which investor interest in our Company will lead to the development of a trading market or how liquid that market might become. There can be no guarantee that there will be an active trading market for our Common Stock or that a particular share price will be supported long term.

We will use our best efforts to list our Common Stock for trading on a securities exchange however it is uncertain when our Common Stock will be listed on an exchange for trading, if ever.

There is currently no public market for our Common Stock and there can be no assurance that one will ever develop. Our Board of Directors may take actions necessary to list our Common Stock on a national securities exchange, such as the New York Stock Exchange, the Nasdaq Stock Exchange, the Toronto Stock Exchange or the London Stock Exchange among others, however such a listing is not guaranteed. As a result, our Common Stock may not be listed on a securities exchange for an extended period of time, if at all. If our Common Stock is not listed on an exchange it may be difficult to sell or trade in our Common Stock shares.

If our stock price become publicly traded and fluctuates, you could lose a significant part of your investment.

The market price of our Common Stock, if it were traded, could be subject to wide fluctuations in response to, among other things, the risk factors described herein, and other factors beyond our control, such as fluctuations in the valuation of companies perceived by investors to be comparable to us. Furthermore, the stock markets have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political, and market conditions, such as recessions, interest rate changes or international currency fluctuations, may negatively affect the market price of our Common Stock. In the past, many companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert management's attention from other business concerns, which could seriously harm our business.

We do not intend to pay dividends on our Common Stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our Common Stock.

We have never declared or paid any cash dividend on our Common Stock and do not currently intend to do so in the foreseeable future. We currently anticipate that we will retain future earnings for the development, operation, and expansion of our business, and do not anticipate declaring or paying any cash dividends in the foreseeable future. Therefore, the success of an investment in shares of our Common Stock will depend upon any future appreciation in their value. There is no guarantee that shares of our Common Stock will appreciate in value or even maintain the price at which they are purchased.

We may terminate any offering at any time during the offering period.

We reserve the right to terminate any offering at any time regardless of the number of applicable shares sold. In the event that we terminate an offering at any time prior to the sale of all of the shares offered thereby, whatever amount of capital that we have raised at that time will have already been utilized by the Company and no funds will be returned to subscribers.

Risks Related to Our Intellectual Property

If we are unable to protect our intellectual property rights or if our intellectual property rights are inadequate for our technology and product candidates, our competitive position could be harmed.

Our commercial success will depend in large part on our ability to obtain and maintain patent and other intellectual property protection in South America, the United States, and other countries with respect to our proprietary technology and products. We rely on trade secret, patent, copyright and trademark laws, and confidentiality and other agreements with employees and third parties, all of which offer only limited protection. We seek to protect our proprietary position by filing and prosecuting patent applications in the US and abroad related to our technologies and products that are important to our business.

The patent positions are highly uncertain, involve complex legal and factual questions, and may be subject of much litigation. As a result, the issuance, scope, validity, enforceability, and commercial value of our patents are highly uncertain. The steps we have taken to protect our proprietary rights may not be adequate to preclude misappropriation of our proprietary information or infringement of our intellectual property rights, both inside and outside South America and the US. Our pending applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until patents are issued from such applications. Further, the examination process may require us to narrow the claims for our pending patent application, which may limit the scope of patent protection that may be obtained if these applications are issued. We do not know whether the pending patent applications for any of our separation technology and process application and characteristics will result in the issuance of any patents that protect our technology or products, or if any of our issued patents will effectively prevent others from commercializing competitive technologies and products. The rights that may be granted under future issued patents may not provide us with the proprietary protection or competitive advantages we are seeking. If we are unable to obtain and maintain patent protection for our technology and products, or if the scope of the patent protection obtained is not sufficient, our competitors could develop and commercialize technology and products similar or superior to ours, and our ability to successfully commercialize our technology and products may be adversely affected. It is also possible that we will fail to identify patentable aspects of inventions made in the course of our development and commercialization activities before it is too late to obtain patent protection on them.

Because the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, our issued patents may be challenged in the courts or patent offices in the US and abroad. Any granted patents may be subjected to further post-grant proceedings that could limit their scope or enforceability. Claims that are amended during post-grant proceedings may not be broad enough to provide meaningful protection, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection for our technology and products. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the US and other jurisdictions are typically not published until 18 months after filing. Therefore, we cannot be certain that we were the first to make the inventions claimed in our pending patent application, or that we were the first to file for patent protection of such inventions.

Protecting against the unauthorized use of our patented technology, trademarks and other intellectual property rights is expensive, difficult, and may in some cases not be possible. In some cases, it may be difficult or impossible to detect third-party infringement or misappropriation of our intellectual property rights, even in relation to issued patent claims, and proving any such infringement may be even more difficult.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The US Patent and Trademark Office (USPTO) and various foreign national or international patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. Periodic maintenance fees on any issued patent are due to be paid to the USPTO and various foreign national or international patent agencies in several stages over the lifetime of the patent. While an inadvertent lapse can in certain cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction.

Non-compliance events that could result in abandonment or lapse of patent rights include, but are not limited to, failure to timely file national and regional stage patent applications or continuing applications thereof, based on our international patent applications, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we fail to maintain the patents and patent applications covering our product candidates, our competitors might be able to enter the market, which would have a material adverse effect on our business.

EnergyX may become subject to claims by third parties asserting that we or our employees have misappropriated their intellectual property or claiming ownership of what we regard as our own intellectual property.

Our commercial success depends upon our ability to develop, manufacture, market and sell our product candidates, and to use our related proprietary technologies without violating the intellectual property rights of others. We may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to our product candidates, including interference or derivation proceedings before the USPTO. Third parties may assert infringement or post grant invalidation claims against us based on existing patents or patents that may be granted in the future. If we are found to infringe a third party's intellectual property rights, we could be required to obtain a license from such third party to continue commercializing our product candidates. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Under certain circumstances, we could be forced, including by court order, to cease commercializing the applicable product candidate. In addition, in any such proceeding or litigation, we could be found liable for monetary damages. A finding of infringement could prevent us from commercializing our product candidates or force us to cease some of our business operations, which could materially harm our business. Any claims by third parties that we have misappropriated their confidential information or trade secrets could have a similar negative impact on our business.

We may become involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming and unsuccessful and have a material adverse effect on the success of our business.

Competitors may infringe our patents or misappropriate or otherwise violate our intellectual property rights. To counter infringement or unauthorized use, litigation may be necessary in the future to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of our own intellectual property rights or the proprietary rights of others. Also, third parties may initiate legal proceedings against us to challenge the validity or scope of intellectual property rights we own. These proceedings can be expensive and time consuming. Many of our current and potential competitors have the ability to dedicate substantially greater resources to defend their intellectual property rights than we can. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property. Litigation could result in substantial costs and diversion of management resources, which could harm our business and financial results. In addition, in an infringement proceeding, a court may decide that a patent owned by us is invalid or unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of our patents at risk of being invalidated, held unenforceable or interpreted narrowly. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting, and defending patents throughout the world would be prohibitively expensive. Therefore, we have filed applications and/or obtained patents only in key markets such as the US, EU, South America and selected other countries. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may be able to export otherwise infringing products to territories where we have patent protection but where enforcement is not as strong as that in the US. These products may compete with our products in jurisdictions where we do not have any issued patents and our patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. As a result, proceedings to enforce our patent rights in certain foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business and could be unsuccessful.

Other Risks

Reliance on Other Information.

In making the decision to purchase the Series B Preferred Stock, an Investor may consider information and materials not included in the documents prepared by or on behalf of the Company. The Company has not authorized the use of such information nor does it make any representation or warranty as to any such information or material, and no assurances can be given as to its accuracy or completeness.

Tax Consequences

IN VIEW OF THE COMPLEXITY OF THE TAX ASPECTS OF AN INVESTMENT IN THE COMPANY, PARTICULARLY IN LIGHT OF CHANGES IN THE LAW AND POSSIBLE FUTURE CHANGES IN THE LAW AND THE FACT THAT CERTAIN OF THE TAX ASPECTS OF ANY FUTURE OFFERINGS WILL NOT BE THE SAME FOR ALL INVESTORS, PROSPECTIVE INVESTORS ARE STRONGLY ADVISED TO CONSULT THEIR TAX ADVISORS WITH SPECIFIC REFERENCE TO THEIR OWN TAX SITUATION PRIOR TO INVESTMENT IN THE COMPANY. THE FOREGOING RISK FACTORS REFLECT MANY, BUT PERHAPS NOT ALL, OF THE RISKS INCIDENT TO AN INVESTMENT IN THE PREFERRED SHARES. EACH INVESTOR MUST MAKE HIS OWN INDEPENDENT EVALUATION OF THE RISKS OF THIS INVESTMENT.

DISCLAIMER OF FORWARD-LOOKING STATEMENTS

Any offering materials relating to current or future capital raises and any informational report provided by the Company (including this report) is (or will be) prepared by the Company and may contain forward-looking statements that may or may not be identified by words such as 'may', 'could', 'believes', 'estimates', 'targets', 'expects', or 'intends' and other similar words that involve risks and uncertainties. These statements are based on an assessment of past and present economic and scientific operating conditions and on a number of assumptions regarding future events and actions that, as of the date implemented into the applicable offering material or report, can reasonably be expected to take place. Such forward-looking statements are not guarantees of future performance and may involve a high degree of known and unknown risks, uncertainties, assumptions, and other important factors, many of which are beyond the control of the Company and its management. It is understood that the Company is a scientific endeavor, which inherently operates in novel discovery, and there always exists a possibility of unknown next steps, nonreplicable tests and/or results, and difficult hurdles or obstacles with no clear path forward. Although the Company believes that the expectations reflected in, and the assumptions underlying the forward-looking statements included in any offering materials or informational report are (or will be) reasonable, readers are cautioned not to place undue reliance on them, as the Company cannot give any assurance that the results, performance or achievements covered by the forward-looking statements will actually occur. Any presentation or report, unless expressly stated therein, should not be considered as an offer or invitation to subscribe for or purchase any shares of Company securities. No agreement to subscribe for securities in the Company will be entered into on the basis of any presentation, report or any information, opinions, or conclusions expressed in the course of any presentation or report. Any offering materials or report, unless stated otherwise therein, is not a prospectus, product disclosure document or other offering document under Puerto Rican or United States law or under the law of any other jurisdiction. Such material, including this report, have been prepared for information purposes only and does not constitute an offer or invitation to apply for any securities, including in any jurisdiction where, or to any person to whom, such an offer or invitation would be unlawful. To the maximum extent permitted by law, the Company and its professional advisors and their related bodies corporate, affiliates and each of their respective directors, officers, management, employees, advisers and agents and any other person involved in the preparation of this presentation disclaim all liability and responsibility (including without limitation and liability arising from fault or negligence) for any direct or indirect loss or damage which may arise or be suffered through use of or reliance on anything contained in, or omitted from, any offering materials or report (including this report). Neither the Company nor its advisors have any responsibility or obligation to update any offering material or this report or inform the reader of any matter arising or coming to their notice after the date of such material or report which may affect any matter referred therein. Readers should make their own independent assessment of the information and take their own independent professional advice in relation to the information and any proposed action to be taken on the basis of the information.

7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))

On April 6, 2021, our Board of Directors and stockholders approved a split of our common and preferred stock which was effective on April 6, 2021. The stock split was completed on a ratio of 3-for-1 share basis. In addition, on November 17, 2021, our Board of Directors and stockholders approved a split of our common and preferred stock which was effective on November 17, 2021. The stock split was completed on a ratio of 2-for-1 share basis. All references to common and preferred shares, options to purchase common stock, restricted stock, warrants, share data, per share data and related information will be retroactively adjusted where applicable in this Offering Circular to reflect the stock split as if it had occurred at the beginning of the earliest period presented. References to "post-split" below are references to the number of our common and preferred shares after giving effect to this split.

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Common Stock	156,000,000	45,548,458	Yes	Carries one vote per share.
Preferred Stock	36,600,000	31,630,464	Yes	Subclass Founders Preferred Stock Carries 50 votes per share and has 21,000,000 shares issued and outstanding. Subclass Preferred - Series A Stock votes along with Common Stock and has 10,630,464 shares issued and outstanding

Those investors that participated in our offering via Netcapital have given their voting rights to a custodian, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

The securities were issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for investors pursuant to the custodian agreement that all investors entered into in connection with the purchase of common stock or units on Netcapital.

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8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Netcapital offering.

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

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9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

The price of the Securities was determined solely by Management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

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10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))

As a minority owner of EnergyX, investors do not have a definitive say in terms of business decisions.

Those investors who purchased common stock through Netcapital have a minority ownership in EnergyX and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
Several Convertible Note Holders	$2,550,000	7%	12/31/2024

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date of Offering	Securities Offered	Amount Sold	Exemption	Use of Proceeds
12/2019	Common Stock	$542,578	Section 4(a)(2)	Issuance of common and preferred stocks.
03/2021	Common Stock	$1,065,931	Reg CF (Section 4(a)(6))	Pilot Plants, Intellectual Property, Battery Design, Payroll, Legal, Accounting/Admin, Marketing.

03/2021	Common Stock	$426,888	Reg. D, Rule 506(c)	Pilot Plants, Intellectual Property, Battery Design, Payroll, Legal, Accounting/Admin, Marketing.
04/2021	Preferred Stock	$5,015,000	Section 4(a)(2)	Pilot Plants, Intellectual Property, and Battery Design operations
04/2021	Common Stock	$43,000	Rule 701	Restricted stock award for services
04/2021	Preferred Stock	$2,068,661	Section 4(a)(2)	Pilot Plants, Intellectual Property, and Battery Design operations
04/2021	Preferred Stock	$550,000	Section 4(a)(2)	Pilot Plants, Intellectual Property, and Battery Design operations
09/2021	Common Stock	$2,973,088	Reg CF (Section 4(a)(6))	Pilot Plants, Intellectual Property, and Battery Design operations

14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

Does not apply.

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15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

EnergyX began business operations in 2019 and is still in the pre-revenue stage of development. The unaudited financial statements for the year ended December 31, 2021, show a loss of $4,837,975. The bulk of expenses consisted of $2,263,103 in salaries & consulting fees, $1,223,808 in general & administrative fees, $472,071 in stock based compensation fees, $301,339 in professional services and $416,505 in research and development costs.

The audited financial statements for the year ended December 31, 2020, show a similar trend and loss of $1,804,525. The bulk of expenses consisted of $604,832 in consulting fees, $304,808 in professional services, and $544,131 in research and development costs.

In 2021, the Company expended approximately $1.2 million in purchases of fixed assets as compared to approximately $9 thousand in 2020. This increase in expense is largely attributed to purchases of laboratory equipment and construction of two pilot-scale, Direct-Lithium-Extraction units. In 2021, the Company constructed two pilot-scale direct-lithium-extraction machines, each housed in a separate container. One of these containers was shipped to Bolivia for in-field technology demonstration and testing for a potential customer. The other unit is currently earmarked for a second customer and expected to be shipped to such customer over the next few months. The Company is currently in the process of building a third container unit as well.

Convertible Notes

- In 2021 The Company raised approximate $2,550,000 in cash with the issuance of convertible promissory notes and. Similarly, in 2020 The Company raised $1,770,330 in cash with the issuance of convertible promissory notes. All the notes issued in 2020 were converted into equity during the Series A equity financing.

Equity Fundraising

- On April 19, 2021, the Company started offering Common Stock securities through a registered funding-portal, under registration exemptions 4(a)(6) in Energy Exploration Technologies, Inc., doing business as EnergyX. The Company planned to raise $3,934,064 through the offering under Regulation CF. The actions of this offering raised $2,973,088.
- On April 1, 2021, the Company completed a successful equity fund raising round that resulted in the issuance of 3,407,142 shares of Series A Preferred stock for total proceeds of $5,565,000 before fees and commissions.
- On November 10, 2020, the Company started offering Common Stock securities through a registered funding-portal, under registration exemptions 4(a)(6) and 506(c), in Energy Exploration Technologies, Inc., doing business as EnergyX. The Company planned to raise between $10,000 and $3,069,997 through concurrent offerings under Regulation CF and Regulation D − Rule 506(c). The actions of this offering were consummated in 2021 and raised $1,065,931 under the 4(a)(6) exemption and $426,888 under the 506(c) exemption, resulting in aggregate funds of $1,492,819 to the Company.

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16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

Ongoing Reporting Requirements

EnergyX has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

EnergyX will file a report electronically with the SEC annually and post the report on its web site www.energyx.com no later than 120 days after the end of each fiscal year covered by the report.

DocuSigned by:

I, Teague Egan 00D71C3A482B454... ("Full name") certify that:

(1) the financial statements of EnergyX ("Company name") included in this Form are true andcomplete in all material respects; and

(2) the tax return information of EnergyX ("Company name") included in this Form reflects accurately the information reported on the tax return for EnergyX ("Company name") filed for thefiscal year ended 12/31/2021.

Full name: Teague Egan

Position: CEO

Date: 4/16/2022

—

Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

ENERGY EXPLORATION TECHNOLOGIES, INC

BALANCE SHEETS

	AS OF DECEMBER 31,	
	2021	**2020**
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 6,772,894	$ 422,900
Property, Plant and Equipment	1,161,500	6,198
ROU Operating Lease Asset	171,663	-
ROU Finance Lease Asset	90,537	-
Prepaid Expenses And Deposits	415,765	95,456
Total Assets	$ 8,612,359	$ 524,554
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current liabilities:		
Accounts payable	$ 407,101	$ 140,690
Accrued and other liabilities	170,253	301,826
Convertible promissory notes, current portion	-	555,000
Total current liabilities	577,354	997,516
Convertible Promissory Notes—Long-term portion	2,550,000	1,515,330
Lease Liabilities:		
Operating Lease Libaility—long term	111,747	-
Financing Lease Liability—long term	46,957	-
SAFE agreement	-	37,000
Total liabilities	3,286,058	2,549,846
Stockholders' Deficit:		
Founders—1 Preferred Stock at $0.01 par value, 21,000,000 shares authorized, 21,000,000 issued and outstanding	1	1
Founders—2 Common stock at $0.01 par value, 187,800 shares authorized, 0 issued and outstanding	-	1
Preferred Stock—Series A at $0.01, 15,600,000 shares authorized, 10,630,464 issued and outstanding	23,924	-
Common Stock at $0.01 par value, 156,000,000 shares authorized; 45,548,458 issued and outstanding	5,933	3
Warrants	75,000	-
Additional paid-in capital	12,649,970	565,255
Accumulated deficit	(7,428,527)	(2,590,552)
Total stockholders' deficit	5,326,301	(2,025,292)
Total liabilities and stockholders' deficit	$ 8,612,359	$ 524,554

The accompanying notes are an integral part of these financial statements.

ENERGY EXPLORATION TECHNOLOGIES, INC

STATEMENTS OF OPERATIONS

	For the years ended December 31,	
	2021	2020
EXPENSES:		
Salaries and consulting	$ 2,263,103	$ 582,150
Professional services	301,339	304,808
Research and development	416,505	544,131
General and administrative costs	1,223,808	228,464
Stock based compensation	472,071	22,682
Depreciation expense	64,871	2,727
Interest expense	99,897	119,563
Other (income) expense	(3,619)	-
Total expenses	4,837,975	1,804,525
Operating Loss	4,837,975	1,804,525
Loss before income tax expense (benefit)	4,837,975	1,804,525
Income tax expense (benefit)	-	-

The accompanying notes are an integral part of these financial statements.

ENERGY EXPLORATION TECHNOLOGIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

	Preferred Stock	Common Stock	Warrants	Additional Paid-In Capital	Accumulated Deficit	Total
BALANCE—December 31, 2020	2	3	-	565,255	(2,590,552)	(2,025,292)
Issuance of Preferred and Common Stock	23,924	5,929	75,000	12,084,715	-	12,189,568
Convert Founder 2 Preferred to Common Stock	(1)	1	-	-	-	-
Net loss	-	-	-	-	(4,837,975)	(4,837,975)
BALANCE—December 31, 2021	$ 23,925	$ 5,933	$ 75,000	$ 12,649,970	$ (7,428,527)	$ 5,326,301

The accompanying notes are an integral part of these financial statements.

ENERGY EXPLORATION TECHNOLOGIES, INC.

STATEMENTS OF CASH FLOWS

	For the years ended December 31,	
	2021	2020
CASH FLOWS USED IN OPERATING ACTIVITIES:		
Net loss	$ (4,837,975)	$ (1,804,525)
Adjustments to reconcile net loss to net cash flows used in operating activities:		
Stock based compensation	472,071	22,682
Warrants	75,000	-
ROU Asset Amortization	25,841	-
Depreciation	64,871	2,727
Changes in assets and liabilities that increase/(decrease) cash:		
Prepaid expenses and other assets	(320,309)	(83,594)
Accounts payable	266,411	119,090
Accrued and other liabilities	(260,910)	221,176
SAFE agreement	(37,000)	24,000
Net cash used in operating activities	(4,552,000)	(1,498,444)
CASH FLOWS USED IN INVESTING ACTIVITIES:		
Purchase of fixed assets	(1,220,173)	(8,925)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:		
Proceeds (Repayment) of Convertible Promissory Notes	(50,000)	1,770,330
Issuance of preferred stock	17,567	-
Issuance of common stock	5,929	-
APIC	9,598,671	-
Proceeds from Convertible Notes	2,550,000	-
Net cash provided by financing activities	12,122,167	1,770,330
NET INCREASE IN CASH	6,349,994	262,961
CASH—Beginning of year	422,900	159,939
CASH—End of year	$ 6,772,894	$ 422,900
SUPPLEMENTAL CASH FLOW DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES:		
Total Property and equipment included in Accounts payable and Accrued expenses	$ 112,298	$ -
Inception of Operating lease right-of-use asset	288,041	-

The accompanying notes are an integral part of these financial statements.